Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2023 Results Earnings News Release • Three and Twelve months ended October 31, 2023

This quarterly earnings news release should be read in conjunction with the Bank’s unaudited fourth quarter 2023 consolidated financial results for the year ended October 31, 2023, included in this Earnings News Release and the audited 2023 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD’s website at http://www.td.com/investor/. This analysis is dated November 29, 2023. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information including the 2023 MD&A relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted results are non-GAAP financial measures. For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.49, compared with $3.62.
•	Adjusted diluted earnings per share were $1.83, compared with $2.18.
•	Reported net income was $2,886 million, compared with $6,671 million.
•	Adjusted net income was $3,505 million, compared with $4,065 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $5.60, compared with $9.47.
•	Adjusted diluted earnings per share were $7.99, compared with $8.36.
•	Reported net income was $10,782 million, compared with $17,429 million.
•	Adjusted net income was $15,143 million, compared with $15,425 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $92 million ($83 million after-tax or 4 cents per share), compared with $57 million ($51 million after-tax or 3 cents per share) in the fourth quarter last year.
•

Acquisition and integration charges related to the Schwab transaction of $31 million ($26 million after-tax or 1 cent per share), compared with $18 million ($16 million after-tax or 1 cent per share) in the fourth quarter last year.

•	Share of restructuring charges from investment in Schwab of $35 million ($35 million after-tax or 2 cents per share).
•	Restructuring charges of $363 million ($266 million after-tax or 15 cents per share).
•	Acquisition and integration charges primarily related to the Cowen acquisition of $197 million ($161 million after-tax or 9 cents per share).
•	Residual impact from the terminated First Horizon acquisition-related capital hedging strategy, net loss of $64 million ($48 million after-tax or 3 cents per share).

TORONTO, November 30, 2023 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ended October 31, 2023. Reported earnings were $2.9 billion, down 57% compared with the fourth quarter last year, and adjusted earnings were $3.5 billion, down 14%.

“TD delivered strong revenue growth this quarter, reflecting positive underlying business momentum and the benefits of our diversified business model,” said Bharat Masrani, Group President and CEO, TD Bank Group. “In a complex operating environment, we continued to adapt, invest in new capabilities and take important steps to deliver efficiencies and drive growth across the Bank.”

Canadian Personal and Commercial Banking delivered a strong quarter supported by net interest margin expansion and volume growth

Canadian Personal and Commercial Banking net income was $1,679 million, a decline of 1% compared to the fourth quarter last year. The decrease primarily reflects higher provisions for credit losses (PCL) and expenses, partially offset by revenue growth. Revenue was $4,754 million, an increase of 7%, reflecting volume growth and higher margins. The segment delivered its tenth quarter of positive operating leverage in a row.

Canadian Personal and Commercial Banking continued to deliver growth, driven by a record quarter for New to Canada account openings. This quarter, TD launched a First Home Savings Account to enable customers to invest tax-free for a down payment on their first home. In addition, TD was recognized by Rewards Canada readers with more credit card and loyalty program awards than any other card issuer, with the Bank taking first place in four of seven categories1.

The U.S. Retail Bank continued to show operating momentum in a challenging environment

U.S. Retail reported net income of $1,280 million, a decrease of 17% (19% in U.S. dollars) compared with the fourth quarter last year. On an adjusted basis net income was $1,280 million, a decline of 19% (21% in U.S. dollars). Prior year reported net income included charges for the terminated First Horizon transaction. TD Bank’s investment in The Charles Schwab Corporation (“Schwab”) contributed $197 million in earnings, a decrease of 36% (38% in U.S. dollars) compared with the fourth quarter last year.

The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,083 million (US$800 million), a decrease of 12% (14% in U.S. dollars) from the fourth quarter last year, primarily reflecting higher non-interest expenses, higher PCL, and lower revenue. On an adjusted basis net income was $1,083 million (US$800 million), a decrease of 15% (17% in U.S. dollars) from the fourth quarter last year. Prior year reported net income included charges for the terminated First Horizon transaction.

The U.S. Retail Bank continued its loan growth momentum, with total average loan balances up 10% compared with the fourth quarter last year and up 2% from last quarter. This reflects new customer acquisition, deepening relationships in core franchise businesses, and slower payment rates in the high interest rate

[1]	Canada’s Choice 2023 Winners: https://www.rewardscanada.ca/canadaschoice/#results.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 1

environment. Total personal and business deposit average balances were down 4% compared with the fourth quarter last year amid competitive market conditions. Personal and business deposit average balances increased 1% quarter over quarter, reflecting account acquisitions in term deposit and chequing products.

During the quarter, TD Bank, America’s Most Convenient Bank® (TD AMCB) welcomed new customers and further strengthened its store network, opening six new stores, including one in a low- and moderate-income area. TD AMCB also introduced overdraft grace period alerts to help customers better manage their finances. For the seventh consecutive year, TD AMCB ranked #1 in its footprint by total number of approved U.S. Small Business Administration (SBA) loan units and ranked as the #2 National SBA Lender in 20232.

Wealth Management and Insurance delivered solid results

Wealth Management and Insurance net income was $501 million, a decrease of 3% compared with the fourth quarter last year, primarily reflecting higher insurance claims and related expenses, partially offset by higher revenues. This quarter’s revenue growth of 9% highlighted the strength of the segment’s diversified business model as higher insurance premiums and fee-based revenue offset the impact of lower transaction revenue. Insurance claims and related expenses rose 39%, mainly reflecting increased severe weather-related events, inflation and automobile thefts.

With continued focus on client-centric innovation, TD Direct Investing launched TD Active Trader, the Bank’s redesigned platform for active traders, offering extensive order customization with speed and reliability. TD Active Trader joins the Bank’s suite of leading trading platforms. TD Private Wealth Management continues to accelerate the expansion of its advice teams while deepening relationships with existing TD clients, which translated into market share growth. TD Insurance introduced a new digital quoter for Small Business Insurance to better serve small business owners in their channel of choice.

Challenging quarter for Wholesale Banking

Wholesale Banking reported net income for the quarter was $17 million, down $244 million or 93% compared to the fourth quarter last year. The results reflect higher non-interest expenses, which include acquisition and integration costs, partially offset by higher revenues. On an adjusted basis, net income was $178 million, a decrease of $97 million, or 35%. Revenue increased 28%, reflecting the benefits of the Cowen Inc. acquisition and growth in Global Markets and Corporate and Investment Banking in a challenging market.

This quarter, the Wholesale Bank continued to demonstrate its leadership in Environmental, Social, and Governance (ESG) and deepened the Bank’s commitment to a low carbon economy. TD Securities agreed to purchase 27,500 metric tons of Direct Air Capture (DAC) carbon dioxide removal credits over a four-year period from STRATOS, 1PointFive’s first DAC plant currently under construction in Texas, subject to STRATOS becoming operational. TD Securities also reached a significant TD Cowen integration milestone, combining its U.S. Institutional Equities and Convertibles businesses to deliver a full-service North American equities platform to clients.

Shaping the future of banking

This quarter, the Bank launched TD Invent, an enterprise approach to innovation that supports its forward-focused business strategy and delivers new products and services for customers. This integration of innovation and business strategies combined with the Bank’s Next Evolution of Work agile operating model powered the recent redesign of TD’s mobile banking app. Leveraging its North American scale, TD introduced the redesigned app in both the U.S. and Canada, strengthening digital capabilities for more than 12 million North American mobile users. The Bank was also recognized by Global Finance as “Best Consumer Digital Bank in North America” for the third year in a row.

Capital

TD’s Common Equity Tier 1 Capital ratio was 14.4%.

Conclusion

For fiscal 2024, it will be challenging for the Bank to meet its medium-term adjusted EPS growth target range of 7-10% and return on equity target of 16+% as it navigates a complex macroeconomic environment, expected further normalization in PCLs and critical business investments.

“We enter 2024 from a position of strength, with proven resiliency, a powerful brand, and a strong capital position,” said Masrani. “I want to thank our more than 95,000 colleagues across the globe who bring TD’s purpose to life every day.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”.

[2]	U.S. Small Business Administration (SBA) loan units in its Maine-to-Florida footprint for the SBA’s 2023 fiscal year.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 3

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Results of operations
Total revenue – reported	$13,121	$12,779	$15,563	$50,492	$49,032
Total revenue – adjusted[1]	13,185	13,013	12,247	51,839	46,170
Provision for (recovery of) credit losses	878	766	617	2,933	1,067
Insurance claims and related expenses	1,002	923	723	3,705	2,900
Non-interest expenses – reported	7,883	7,582	6,545	30,768	24,641
Non-interest expenses – adjusted[1]	7,243	6,953	6,430	27,430	24,359
Net income – reported	2,886	2,963	6,671	10,782	17,429

Net income – adjusted[1]	3,505	3,731	4,065	15,143	15,425
Financial positions (billions of Canadian dollars)
Total loans net of allowance for loan losses	$895.9	$867.8	$831.0	$895.9	$831.0
Total assets	1,957.0	1,887.1	1,917.5	1,957.0	1,917.5
Total deposits	1,198.2	1,159.5	1,230.0	1,198.2	1,230.0
Total equity	112.1	112.7	111.4	112.1	111.4

Total risk-weighted assets[2]	571.2	544.9	517.0	571.2	517.0
Financial ratios
Return on common equity (ROE) – reported[3]	10.6%	11.2%	26.5%	10.1%	18.0%
Return on common equity – adjusted[1]	13.0	14.1	16.0	14.4	15.9
Return on tangible common equity (ROTCE)[1]	14.4	15.1	35.4	13.6	24.3
Return on tangible common equity – adjusted[1]	17.2	18.6	21.2	18.9	21.2
Efficiency ratio – reported[3]	60.1	59.3	42.1	60.9	50.3
Efficiency ratio – adjusted[1,3]	54.9	53.4	52.5	52.9	52.8

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.39	0.35	0.29	0.34	0.14
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.49	$1.57	$3.62	$5.61	$9.48
Diluted	1.49	1.57	3.62	5.60	9.47
Dividends per share	0.96	0.96	0.89	3.84	3.56
Book value per share[3]	56.58	55.50	55.00	56.58	55.00
Closing share price[4]	77.46	86.96	87.19	77.46	87.19
Shares outstanding (millions)
Average basic	1,806.3	1,834.8	1,812.1	1,822.5	1,810.5
Average diluted	1,807.8	1,836.3	1,814.4	1,824.4	1,813.6
End of period	1,790.7	1,827.5	1,820.7	1,790.7	1,820.7
Market capitalization (billions of Canadian dollars)	$138.7	$158.9	$158.7	$138.7	$158.7
Dividend yield[3]	4.7%	4.7%	4.2%	4.6%	3.8%
Dividend payout ratio[3]	64.1	60.9	24.6	68.3	37.5
Price-earnings ratio[3]	13.8	11.3	9.2	13.8	9.2

Total shareholder return (1 year)[3]	(6.9)	9.4	0.9	(6.9)	0.9
Common share information – adjusted (Canadian dollars)[1,3]
Per share earnings
Basic	$1.83	$1.99	$2.18	$8.00	$8.38
Diluted	1.83	1.99	2.18	7.99	8.36
Dividend payout ratio	52.1%	48.1%	40.8%	47.9%	42.5%

Price-earnings ratio	9.7	10.4	10.4	9.7	10.4
Capital Ratios[2]
Common Equity Tier 1 Capital ratio	14.4%	15.2%	16.2%	14.4%	16.2%
Tier 1 Capital ratio	16.2	17.2	18.3	16.2	18.3
Total Capital ratio	18.1	19.6	20.7	18.1	20.7
Leverage ratio	4.4	4.6	4.9	4.4	4.9
Total Loss Absorbing Capacity (TLAC) ratio	32.7	35.0	35.2	32.7	35.2

TLAC Leverage ratio	8.9	9.3	9.4	8.9	9.4

[1]

The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Consolidated Financial Statements in accordance with IFRS, the current Generally Accepted Accounting Principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

[2]

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements, Leverage Requirements, and TLAC guidelines. Refer to the “Capital Position” section in the 2023 MD&A for further details.

[3]	For additional information about this metric, refer to the Glossary in the 2023 MD&A, which is incorporated by reference.
[4]	Toronto Stock Exchange closing market price.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 4

SIGNIFICANT AND SUBSEQUENT EVENTS

a) Restructuring Charges

The Bank undertook certain measures in the fourth quarter of 2023 to reduce its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $363 million of restructuring charges which primarily relate to employee severance and other personnel-related costs, real estate optimization, and asset impairments. The Bank expects to incur additional restructuring charges of a similar magnitude in the first half of calendar 2024.

b) Acquisition of Cowen Inc.

On March 1, 2023, the Bank completed the acquisition of Cowen Inc. (“Cowen”). The acquisition advances the Wholesale Banking segment’s long-term growth strategy in the U.S. and adds complementary products and services to the Bank’s existing businesses. The results of the acquired business have been consolidated by the Bank from the closing date and primarily reported in the Wholesale Banking segment. Consideration included $1,500 million (US$1,100 million) in cash for 100% of Cowen’s common shares outstanding, $253 million (US$186 million) for the settlement of Cowen’s Series A Preferred Stock, and $205 million (US$151 million) related to the replacement of share-based payment awards.

The acquisition was accounted for as a business combination under the purchase method. The purchase price allocation can be adjusted during the measurement period, which shall not exceed one year from the acquisition date, to reflect new information obtained about facts and circumstances. The acquisition contributed $10,800 million (US$7,933 million) of assets and $9,884 million (US$7,261 million) of liabilities. The excess of accounting consideration over the fair value of the tangible net assets acquired is allocated to other intangible assets of $298 million (US$219 million) net of taxes, and goodwill of $744 million (US$546 million).

c) Termination of the Merger Agreement with First Horizon Corporation

On May 4, 2023, the Bank and First Horizon Corporation (“First Horizon” or “FHN”) announced their mutual decision to terminate the previously announced merger agreement for the Bank to acquire First Horizon. Under the terms of the termination agreement, the Bank made a $306 million (US$225 million) cash payment to First Horizon on May 5, 2023. The termination payment was recognized in non-interest expenses in the third quarter of fiscal 2023 and was reported in the Corporate segment.

In connection with the transaction, the Bank had invested US$494 million in non-voting First Horizon preferred stock. During the second quarter of fiscal 2023, the Bank recognized a valuation adjustment loss of $199 million (US$147 million) on this investment, recorded in other comprehensive income (OCI). On June 26, 2023, in accordance with the terms of the preferred share purchase agreement, the preferred stock converted into approximately 19.7 million common shares of First Horizon, resulting in the Bank recognizing a loss of $166 million (US$126 million) during the third quarter of fiscal 2023 in OCI based on First Horizon’s common share price at the time of conversion.

The Bank had also implemented a strategy to mitigate the impact of interest rate volatility to capital on closing of the acquisition. The Bank determined that the fair value of First Horizon’s fixed rate financial assets and liabilities and certain intangible assets would have been sensitive to interest rate changes. The fair value of net assets would have determined the amount of goodwill to be recognized on closing of the acquisition. Increases in goodwill and intangibles would have negatively impacted capital ratios because they are deducted from capital under OSFI Basel III rules. In order to mitigate this volatility to closing capital, the Bank de-designated certain interest rate swaps hedging fixed income investments in fair value hedge accounting relationships.

As a result of the de-designation, mark-to-market gains (losses) on these swaps were recognized in earnings, without any corresponding offset from the previously hedged investments. Such gains (losses) would have mitigated the capital impact from changes in the amount of goodwill recognized on closing of the acquisition. The de-designation also triggered the amortization of the investments’ basis adjustment to net interest income over the remaining expected life of the investments.

Prior to the termination of the merger agreement on May 4, 2023, for the year ended October 31, 2023, the Bank reported ($1,386) million in non-interest income related to the mark-to-market on the swaps, and $262 million in net interest income related to the basis adjustment amortization. In addition, for the year ended October 31, 2023, the Bank reported $585 million in non-interest income related to the net interest earned on the swaps.

Following the announcement to terminate the merger agreement, the Bank discontinued this strategy and reinstated hedge accounting on the portfolio of fixed income investments using new swaps entered into at higher market rates. Income recognized from this strategy will reverse over time causing a decrease to net interest income. For the year ended October 31, 2023, the decrease to net interest income was ($127) million, recorded in the Corporate segment.

The Bank had also implemented a strategy to mitigate FX risk on the expected USD cash consideration. Following the announcement to terminate the merger agreement, the Bank discontinued this strategy. Given the appreciation of the U.S. dollar during the life of the strategy, the Bank was in a net gain position on the date of hedge termination and cumulative net gains were recognized in accumulated other comprehensive income (AOCI).

d) Implementation of the Canada Recovery Dividend and Change in Corporate Tax Rate

On December 15, 2022, Bill C-32, Fall Economic Statement Implementation Act, 2022, received Royal Assent. This bill enacted the Canada Recovery Dividend (CRD) and increased the Canadian federal tax rate for bank and life insurer groups by 1.5%.

The implementation of the CRD resulted in a provision for income taxes of $553 million and a charge to OCI of $239 million, recognized in the first quarter of 2023.

The increase in the Canadian federal tax rate of 1.5%, prorated for the first taxation year that ends after April 7, 2022, resulted in a provision for income taxes of $82 million and a tax benefit of $75 million in OCI related to fiscal 2022, recognized in the first quarter of 2023. The Bank also remeasured certain Canadian deferred tax assets and liabilities for the increase in tax rate, which resulted in an increase in net deferred tax assets of $50 million, which is recorded in provision for income taxes.

e) Stanford Litigation Settlement

In the US Rotstain v. Trustmark National Bank, et al. action, on February 24, 2023, the Bank reached a settlement in principle (the “settlement” or “agreement”) relating to litigation involving the Stanford Financial Group (the “Stanford litigation”), pursuant to which the Bank agreed to pay US$1.205 billion to the court-appointed receiver for the Stanford Receivership Estate. Under the terms of the agreement, TD has settled with the receiver, the Official Stanford Investors Committee, and other plaintiffs in the litigation and these parties have agreed to release and dismiss all current or future claims arising from or related to the Stanford matter. As a result of this agreement, the Bank recorded a provision of approximately $1.6 billion pre-tax ($1.2 billion after-tax) in the first quarter of 2023. The Bank recognized a foreign exchange loss of $39 million ($28 million after-tax) in the second quarter of 2023, reflecting the impact of the difference between the foreign exchange rate used for recording the provision (effective January 31, 2023) and the foreign exchange rate at the time the settlement was reached.

f) Federal Deposit Insurance Corporation Special Assessment

On November 16, 2023, the Federal Deposit Insurance Corporation (FDIC) announced a final rule that implements a special assessment to recover the losses to the Deposit Insurance Fund arising from the protection of uninsured depositors during the U.S. bank failures in Spring 2023 (the “Special Assessment”). The Special Assessment is expected to result in the recognition of a provision of approximately US$300 million pre-tax in the first quarter of the Bank’s fiscal 2024.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global economy remains on track to slow in calendar 2023 and 2024, but to a lesser extent than anticipated in the previous quarter. Inflation has generally continued to cool across the G-7, and more central banks have taken a pause on interest rate hikes. Central bankers will remain vigilant on inflation and further rate hikes cannot be ruled out, but most are fine-tuning interest rate adjustments at this stage. The lagged impact of cumulative interest rate hikes is expected to be the primary influence dampening economic growth and returning inflation closer to the target ranges of the various regions by the end of calendar 2024.

The U.S. economy expanded by 4.9% annualized in the third calendar quarter of 2023. Underlying domestic demand grew at an impressive 3.5% pace, as consumer spending accelerated from a soft performance in the second calendar quarter. Government spending accelerated, driven by an uptick in federal defence spending. Housing activity also increased for the first time in over two years, reflecting lower mortgage rates earlier in the year. However, business investment weakened, after a stronger-than-expected performance in the first half of calendar 2023.

As of October, the U.S. job market was still tight with the unemployment rate still historically low at 3.9%. However, there are signs that demand for workers is cooling, as evidenced by both slower trend growth in payrolls and a slight increase in the unemployment rate over the prior six months. Although the downturn in total inflation has stalled in recent months due to higher energy costs, core inflation measures have continued to move lower. Underlying services prices continue to be a source of persistent price pressure. Given that inflation remains well above the U.S. Federal Reserve’s 2% target, the central bank remains highly attentive to upside risks.

TD Economics continues to believe there is a chance the federal funds rate may rise a further quarter point from its current range of 5.25-5.50% early in calendar 2024. The economic environment remains fluid. If the central bank sees evidence of further cooling in the labor market and is increasingly confident that inflation is headed towards its 2% target, it could opt to hold rates steady. Given the steep rise in interest rates over the past year, the trend towards tighter U.S. credit and financial conditions, and the likelihood of rolling periods of financial stress related to risk factors, the probability of a recession stateside remains elevated.

The Canadian economy has been affected by numerous temporary economic events, which have contributed to weakness in the economic activity data. Real GDP was nearly unchanged in the second calendar quarter of 2023, reflecting softer consumer spending and ongoing weakness in housing activity. Business investment was one bright spot, as investment in engineering structures and transportation equipment increased.

Despite signs of slowing in the Canadian economy, progress on inflation has stalled in recent months. The trend rate of job growth has slowed below that of the labour force, pushing the unemployment rate higher. TD Economics expects the unemployment rate to continue to move higher in the months ahead, contributing to prolonged weakness in consumer spending. Given the uncertainty surrounding the impact of substantial interest rate hikes on highly indebted Canadian households, the risk of recession also remains elevated in Canada.

The Bank of Canada has left the overnight interest rate unchanged at 5.00% since July. However, it has expressed concern about the persistence of underlying inflation. TD Economics does not expect further interest rate hikes, but the incoming economic data will determine whether more will be required in Canada to bring inflation down to the 2% target. The Canadian dollar is expected to hover in the 72 to 74 U.S. cent range over the next few quarters.

HOW THE BANK REPORTS

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results.

Non-GAAP and Other Financial Measures

In addition to reported results, the Bank also presents certain financial measures, including non-GAAP financial measures that are historical, non-GAAP ratios, supplementary financial measures and capital management measures, to assess its results. Non-GAAP financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note”, from reported results. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3. Non-GAAP ratios include a non-GAAP financial measure as one or more of its components. Examples of non-GAAP ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and non-GAAP ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.

U.S. Strategic Cards

The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses (PCL) related to these portfolios in the Bank’s Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Investment in The Charles Schwab Corporation and IDA Agreement

On October 6, 2020, the Bank acquired an approximately 13.5% stake in The Charles Schwab Corporation (“Schwab”) following the completion of Schwab’s acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”) of which the Bank was a major shareholder (the “Schwab transaction”). On August 1, 2022, the Bank sold 28.4 million non-voting common shares of Schwab, at a price of US$66.53 per share for proceeds of $2.5 billion (US$1.9 billion), which reduced the Bank’s ownership interest in Schwab to approximately 12.0%. The Bank recognized $997 million as other income (net of $368 million loss from AOCI reclassified to earnings), in the fourth quarter of fiscal 2022.

The Bank accounts for its investment in Schwab using the equity method. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles, the acquisition and integration charges related to the Schwab transaction, and the Bank’s share of restructuring charges incurred by Schwab. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. For further details, refer to Note 12 of the 2023 Consolidated Financial Statements.

On November 25, 2019, the Bank and Schwab signed an insured deposit account agreement (the “2019 Schwab IDA Agreement”), with an initial expiration date of July 1, 2031. Under the 2019 Schwab IDA Agreement, starting July 1, 2021, Schwab had the option to reduce the deposits by up to US$10 billion per year (subject to certain limitations and adjustments), with a floor of US$50 billion. In addition, Schwab requested some further operational flexibility to allow for the

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 6

sweep deposit balances to fluctuate over time, under certain conditions and subject to certain limitations. Refer to the “Related Party Transactions” section in the 2023 MD&A for further details.

On May 4, 2023, the Bank and Schwab entered into an amended insured deposit account agreement (the “2023 Schwab IDA Agreement” or the “Schwab IDA Agreement”), which replaced the 2019 Schwab IDA Agreement. Pursuant to the 2023 Schwab IDA Agreement, the Bank continues to make sweep deposit accounts available to clients of Schwab. Schwab designates a portion of the deposits with the Bank as fixed-rate obligation amounts (FROA). Remaining deposits over the minimum level of FROA are designated as floating-rate obligations. In comparison to the 2019 Schwab IDA Agreement, the 2023 Schwab IDA Agreement extends the initial expiration date by three years to July 1, 2034 and provides for lower deposit balances in its first six years, followed by higher balances in the later years. Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$60 billion. In addition, Schwab has the option to buy down up to $6.8 billion (US$5 billion) of FROA by paying the Bank certain fees in accordance with the 2023 Schwab IDA Agreement, subject to certain limits.

During the year ended October 31, 2023, Schwab exercised its option to buy down $6.1 billion (US$4.5 billion) of FROA and paid $305 million (US$227 million) in termination fees to the Bank in accordance with the 2023 Schwab IDA Agreement. The fees are intended to compensate the Bank for losses incurred this year from discontinuing certain hedging relationships, as well as for lost revenues. The net impact is recorded in net interest income.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Net interest income	$7,494	$7,289	$7,630	$29,944	$27,353

Non-interest income	5,627	5,490	7,933	20,548	21,679
Total revenue	13,121	12,779	15,563	50,492	49,032
Provision for (recovery of) credit losses	878	766	617	2,933	1,067
Insurance claims and related expenses	1,002	923	723	3,705	2,900

Non-interest expenses	7,883	7,582	6,545	30,768	24,641
Income before income taxes and share of net income from investment in Schwab	3,358	3,508	7,678	13,086	20,424
Provision for (recovery of) income taxes	628	727	1,297	3,168	3,986

Share of net income from investment in Schwab	156	182	290	864	991
Net income – reported	2,886	2,963	6,671	10,782	17,429

Preferred dividends and distributions on other equity instruments	196	74	107	563	259
Net income available to common shareholders	$2,690	$2,889	$6,564	$10,219	$17,170

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 7

The following table provides a reconciliation between the Bank’s adjusted and reported results. For further details refer to the “Significant and Subsequent Events” or “How the Bank Reports” sections.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Operating results – adjusted
Net interest income[6]	$7,558	$7,364	$7,627	$30,394	$27,307

Non-interest income[1,6]	5,627	5,649	4,620	21,445	18,863
Total revenue	13,185	13,013	12,247	51,839	46,170
Provision for (recovery of) credit losses	878	766	617	2,933	1,067
Insurance claims and related expenses	1,002	923	723	3,705	2,900

Non-interest expenses[2]	7,243	6,953	6,430	27,430	24,359
Income before income taxes and share of net income from investment in Schwab	4,062	4,371	4,477	17,771	17,844
Provision for (recovery of) income taxes	791	868	747	3,701	3,595

Share of net income from investment in Schwab[3]	234	228	335	1,073	1,176
Net income – adjusted	3,505	3,731	4,065	15,143	15,425

Preferred dividends and distributions on other equity instruments	196	74	107	563	259

Net income available to common shareholders – adjusted	3,309	3,657	3,958	14,580	15,166
Pre-tax adjustments for items of note
Amortization of acquired intangibles[4]	(92)	(88)	(57)	(313)	(242)
Acquisition and integration charges related to the Schwab transaction[5]	(31)	(54)	(18)	(149)	(111)
Share of restructuring charges from investment in Schwab[5]	(35)	–	–	(35)	–
Restructuring charges[2]	(363)	–	–	(363)	–
Acquisition and integration-related charges[2]	(197)	(143)	(18)	(434)	(18)
Charges related to the terminated FHN acquisition[2]	–	(84)	(67)	(344)	(96)
Payment related to the termination of the FHN transaction[2]	–	(306)	–	(306)	–
Impact from the terminated FHN acquisition-related capital hedging strategy[6]	(64)	(177)	2,319	(1,251)	1,641
Impact of retroactive tax legislation on payment card clearing services[1]	–	(57)	–	(57)	–
Litigation (settlement)/recovery[1,2]	–	–	–	(1,642)	224
Gain on sale of Schwab shares[1]	–	–	997	–	997
Less: Impact of income taxes
Amortization of acquired intangibles	(9)	(13)	(6)	(42)	(26)
Acquisition and integration charges related to the Schwab transaction	(5)	(10)	(2)	(25)	(16)
Restructuring charges	(97)	–	–	(97)	–
Acquisition and integration-related charges	(36)	(38)	(4)	(89)	(4)
Charges related to the terminated FHN acquisition	–	(21)	(16)	(85)	(23)
Impact from the terminated FHN acquisition-related capital hedging strategy	(16)	(43)	578	(308)	405
Impact of retroactive tax legislation on payment card clearing services	–	(16)	–	(16)	–
Litigation (settlement)/recovery	–	–	–	(456)	55

CRD and federal tax rate increase for fiscal 2022[7]	–	–	–	585	–

Total adjustments for items of note	(619)	(768)	2,606	(4,361)	2,004
Net income available to common shareholders – reported	$2,690	$2,889	$6,564	$10,219	$17,170

[1]	Adjusted non-interest income excludes the following items of note:
i.	Stanford litigation settlement – 2023: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment;
ii.

Settlement of TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada pursuant to which the Bank recovered losses resulting from the previous resolution of proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by Scott Rothstein – 2022: $224 million, reported in the U.S. Retail segment;

iii.	Impact of retroactive tax legislation on payment card clearing services – Q3 2023: $57 million, 2023: $57 million, reported in the Corporate segment; and
iv.	The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale – Q4 2022: $997 million, 2022: $997 million, reported in the Corporate segment.

[2]	Adjusted non-interest expenses exclude the following items of note:
i.	Amortization of acquired intangibles – Q4 2023: $62 million, Q3 2023: $58 million, 2023: $193 million, Q4 2022: $24 million, 2022: $106 million, reported in the Corporate segment;
ii.

The Bank’s own integration and acquisition costs related to the Schwab transaction – Q4 2023: $18 million, Q3 2023: $38 million, 2023: $95 million, Q4 2022: $6 million, 2022: $62 million, reported in the Corporate segment;

iii.	Acquisition and integration-related charges – Q4 2023: $197 million, Q3 2023: $143 million, 2023: $434 million, Q4 2022: $18 million, 2022: $18 million, reported in the Wholesale segment.
iv.	Charges related to the terminated First Horizon acquisition – Q3 2023: $84 million, 2023: $344 million, Q4 2022: $67 million, 2022: $96 million, reported in the U.S. Retail segment.
v.	Payment related to the termination of the First Horizon transaction – Q3 2023: $306 million, 2023: $306 million, reported in the Corporate segment;
vi.	Stanford litigation settlement – 2023: $1,603 million, reported in the Corporate segment; and
vii.	Restructuring charges – Q4 2023: $363 million, 2023: $363 million, reported in the Corporate segment.

[3]	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q4 2023: $30 million, Q3 2023: $30 million, 2023: $120 million, Q4 2022: $33 million, 2022: $136 million;
ii.

The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q4 2023: $13 million, Q3 2023: $16 million, 2023: $54 million, Q4 2022: $12 million, 2022: $49 million; and

iii.	The Bank’s share of restructuring charges incurred by Schwab – Q4 2023: $35 million, 2023: $35 million.

[4]

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

[5]

Impact of charges related to the Schwab investment includes the following components, reported in the Corporate segment: i) the Bank’s own integration and acquisition costs related to the Schwab transaction, ii) the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax basis, and iii) the Bank’s share of restructuring charges incurred by Schwab on an after-tax basis. Refer to footnotes 2 and 3 for amounts.

[6]

Prior to May 4, 2023, the impact shown covers periods before the termination of the First Horizon transaction and includes the following components, reported in the Corporate segment: i) mark-to-market gains (losses) on interest rate swaps recorded in non-interest income – Q4 2023: nil, Q3 2023: ($125) million, 2023: ($1,386) million, Q4 2022: $2,208 million, 2022: $1,487 million, ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q4 2023: nil, Q3 2023: $11 million, 2023: $262 million, Q4 2022: $111 million, 2022: $154 million, and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-interest income to net interest income with no impact to total adjusted net income – Q4 2023: nil, Q3 2023: $23 million, 2023: $585 million, Q4 2022: $108 million, 2022: $108 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q4 2023: ($64) million, Q3 2023: ($63) million, 2023: ($127) million.

[7]	CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 8

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE1

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Basic earnings per share – reported	$1.49	$1.57	$3.62	$5.61	$9.48

Adjustments for items of note	0.34	0.42	(1.44)	2.39	(1.11)
Basic earnings per share – adjusted	$1.83	$1.99	$2.18	$8.00	$8.38
Diluted earnings per share – reported	$1.49	$1.57	$3.62	$5.60	$9.47

Adjustments for items of note	0.34	0.42	(1.44)	2.39	(1.10)
Diluted earnings per share – adjusted	$1.83	$1.99	$2.18	$7.99	$8.36

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Provision for income taxes – reported	$628	$727	$1,297	$3,168	$3,986

Total adjustments for items of note	163	141	(550)	533	(391)
Provision for income taxes – adjusted	$791	$868	$747	$3,701	$3,595
Effective income tax rate – reported	18.7%	20.7%	16.9%	24.2%	19.5%

Effective income tax rate – adjusted[1]	19.5	19.9	16.7	20.8	20.1

[1]	For additional information about this metric, refer to the Glossary in the 2023 MD&A.

RETURN ON COMMON EQUITY

The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP ratio, and can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 11% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2023 compared with 10.5% in fiscal 2022.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022

Average common equity	$101,027	$102,728	$98,199	$101,555	$95,326
Net income available to common shareholders – reported	2,690	2,889	6,564	10,219	17,170

Items of note, net of income taxes	619	768	(2,606)	4,361	(2,004)
Net income available to common shareholders – adjusted	$3,309	$3,657	$3,958	$14,580	$15,166
Return on common equity – reported	10.6%	11.2%	26.5%	10.1%	18.0%

Return on common equity – adjusted	13.0	14.1	16.0	14.4	15.9

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP financial measure, and ROTCE and adjusted ROTCE are non-GAAP ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Average common equity	$101,027	$102,728	$98,199	$101,555	$95,326
Average goodwill	18,217	18,018	17,334	17,919	16,803
Average imputed goodwill and intangibles on investments in Schwab	6,094	6,058	6,374	6,127	6,515
Average other acquired intangibles[1]	635	683	463	584	492

Average related deferred tax liabilities	(114)	(132)	(172)	(154)	(172)

Average tangible common equity	76,195	78,101	74,200	77,079	71,688
Net income available to common shareholders – reported	2,690	2,889	6,564	10,219	17,170

Amortization of acquired intangibles, net of income taxes	83	75	51	271	216
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	2,773	2,964	6,615	10,490	17,386

Other items of note, net of income taxes	536	693	(2,657)	4,090	(2,220)
Net income available to common shareholders – adjusted	$3,309	$3,657	$3,958	$14,580	$15,166
Return on tangible common equity	14.4%	15.1%	35.4%	13.6%	24.3%

Return on tangible common equity – adjusted	17.2	18.6	21.2	18.9	21.2

[1]	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 9

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average US to Canadian dollars exchange rates in the periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2023 vs. October 31, 2022 Increase (Decrease)	October 31, 2023 vs. October 31, 2022 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$69	$657
Total revenue – adjusted[1]	69	657
Non-interest expenses – reported	40	370

Non-interest expenses – adjusted[1]	40	351
Net income – reported, after-tax	21	215
Net income – adjusted, after-tax[1]	21	229

Share of net income from investment in Schwab[2]	5	51
U.S. Retail segment net income – reported, after-tax	26	266

U.S. Retail segment net income – adjusted, after-tax[1]	26	280
Earnings per share (Canadian dollars)
Basic – reported	$0.01	$0.15
Basic – adjusted[1]	0.01	0.15
Diluted – reported	0.01	0.15

Diluted – adjusted[1]	0.01	0.15

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the twelve months ended
	October 31 2023	October 31 2022	October 31 2023	October 31 2022

U.S. dollar	0.736	0.751	0.741	0.777

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 10

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following four key business segments: Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to Note 28 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2023.

PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $44 million, compared with $36 million in the fourth quarter last year, and $40 million in the prior quarter.

Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.

TABLE 9:  CANADIAN PERSONAL AND COMMERCIAL BANKING

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2023	July 31 2023	October 31 2022
Net interest income	$3,705	$3,571	$3,388

Non-interest income	1,049	999	1,066
Total revenue	4,754	4,570	4,454
Provision for (recovery of) credit losses – impaired	274	285	184

Provision for (recovery of) credit losses – performing	116	94	45
Total provision for (recovery of) credit losses	390	379	229
Non-interest expenses	2,039	1,895	1,921

Provision for (recovery of) income taxes	646	641	610
Net income	$1,679	$1,655	$1,694
Selected volumes and ratios
Return on common equity[1]	35.1%	35.4%	41.9%
Net interest margin (including on securitized assets)[2]	2.78	2.74	2.70

Efficiency ratio	42.9	41.5	43.1
Number of Canadian Retail branches at period end	1,062	1,060	1,060

Average number of full-time equivalent staff	29,069	29,172	28,936

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of fiscal 2023 compared with 10.5% in the prior year.
[2]

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the 2023 MD&A, for additional information about these metrics.

Quarterly comparison – Q4 2023 vs. Q4 2022

Canadian Personal and Commercial Banking net income for the quarter was $1,679 million, a decrease of $15 million, or 1%, compared with the fourth quarter last year, reflecting higher PCL and non-interest expenses, partially offset by revenue growth. The annualized ROE for the quarter was 35.1%, compared with 41.9%, in the fourth quarter last year.

Revenue for the quarter was $4,754 million, an increase of $300 million, or 7%, compared with the fourth quarter last year.

Net interest income was $3,705 million, an increase of $317 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $33 billion, or 6%, reflecting 6% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $9 billion, or 2%, reflecting 5% growth in personal deposits, partially offset by 3% decline in business deposits. Net interest margin was 2.78%, an increase of 8 basis points (bps), primarily due to higher margins on deposits reflecting rising interest rates, partially offset by lower margin on loans.

Non-interest income was $1,049 million, a decrease of $17 million, or 2%, compared with the fourth quarter last year, reflecting lower fee revenue.

PCL for the quarter was $390 million, an increase of $161 million, compared with the fourth quarter last year. PCL – impaired was $274 million, an increase of $90 million, or 49%, reflecting some normalization of credit performance. PCL – performing was $116 million, an increase of $71 million. The performing provisions this quarter largely reflect credit conditions, including some normalization of credit performance in the consumer lending portfolios, credit migration in the commercial lending portfolios, and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 11 bps compared with the fourth quarter last year.

Non-interest expenses for the quarter were $2,039 million, an increase of $118 million, or 6%, compared with the fourth quarter last year, primarily reflecting higher technology spend supporting business growth and higher non-credit provisions.

The efficiency ratio for the quarter was 42.9%, compared with 43.1% in the fourth quarter last year.

Quarterly comparison – Q4 2023 vs. Q3 2023

Canadian Personal and Commercial Banking net income for the quarter was $1,679 million, an increase of $24 million, or 1%, compared with the prior quarter, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized ROE for the quarter was 35.1%, compared with 35.4% in the prior quarter.

Revenue increased $184 million, or 4%, compared with the prior quarter. Net interest income increased $134 million, or 4%, reflecting volume growth and higher margins. Average loan volumes increased $13 billion, or 2%, reflecting 3% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $5 billion, or 1%, reflecting 1% growth in both personal deposits and business deposits. Net interest margin was 2.78%, an increase of 4 bps, due to higher margins on deposits reflecting tractor maturities, partially offset by lower margin on loans.

Non-interest income increased $50 million, or 5%, compared with the prior quarter, primarily reflecting a prior years’ adjustment in the prior quarter, partially offset by lower fee revenue.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 11

PCL for the quarter was $390 million, increased by $11 million compared with the prior quarter. PCL – impaired was $274 million, a decrease of $11 million, or 4%. PCL – performing was $116 million, an increase of $22 million. The performing provisions this quarter largely reflect credit conditions including some normalization of credit performance in the consumer lending portfolios, credit migration in the commercial lending portfolios, and volume growth. Total PCL as an annualized percentage of credit volume was 0.28%, flat compared with the prior quarter.

Non-interest expenses increased $144 million, or 8%, compared with the prior quarter, primarily reflecting higher non-credit provisions, higher marketing and technology spend supporting business growth, and higher employee-related expenses.

The efficiency ratio for the quarter was 42.9%, compared with 41.5% in the prior quarter.

TABLE 10:  U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2023	July 31 2023	October 31 2022
Net interest income	$2,955	$2,879	$2,957

Non-interest income	603	648	638
Total revenue	3,558	3,527	3,595
Provision for (recovery of) credit losses – impaired	308	259	166

Provision for (recovery of) credit losses – performing	(19)	(10)	59
Total provision for (recovery of) credit losses	289	249	225
Non-interest expenses – reported	2,066	2,004	1,976
Non-interest expenses – adjusted[1,2]	2,066	1,920	1,909
Provision for (recovery of) income taxes – reported	120	151	165

Provision for (recovery of) income taxes – adjusted[1]	120	172	181
U.S. Retail Bank net income – reported	1,083	1,123	1,229

U.S. Retail Bank net income – adjusted[1]	1,083	1,186	1,280

Share of net income from investment in Schwab[3,4]	197	191	310
Net income – reported	$1,280	$1,314	$1,539
Net income – adjusted[1]	1,280	1,377	1,590

U.S. Dollars
Net interest income	$2,178	$2,157	$2,220

Non-interest income	444	485	479
Total revenue	2,622	2,642	2,699
Provision for (recovery of) credit losses – impaired	227	193	125

Provision for (recovery of) credit losses – performing	(14)	(8)	44
Total provision for (recovery of) credit losses	213	185	169
Non-interest expenses – reported	1,520	1,502	1,482
Non-interest expenses – adjusted[1,2]	1,520	1,439	1,432
Provision for (recovery of) income taxes – reported	89	113	122

Provision for (recovery of) income taxes – adjusted[1]	89	128	135
U.S. Retail Bank net income – reported	800	842	926

U.S. Retail Bank net income – adjusted[1]	800	890	963

Share of net income from investment in Schwab[3,4]	146	142	237
Net income – reported	$946	$984	$1,163
Net income – adjusted[1]	946	1,032	1,200
Selected volumes and ratios
Return on common equity – reported[5]	12.2%	12.7%	15.4%
Return on common equity – adjusted[1,5]	12.2	13.3	15.8
Net interest margin[1,6]	3.07	3.00	3.13
Efficiency ratio – reported	58.0	56.9	54.9

Efficiency ratio – adjusted[1]	58.0	54.5	53.1
Assets under administration (billions of U.S. dollars)[7]	$37	$36	$34

Assets under management (billions of U.S. dollars)[7]	33	37	33
Number of U.S. retail stores	1,177	1,171	1,160

Average number of full-time equivalent staff	28,287	28,485	26,710

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]

Adjusted non-interest expenses exclude the charges related to the terminated First Horizon acquisition – Q3 2023: $84 million or US$63 million ($63 million or US$48 million after-tax); Q4 2022: $67 million or US$50 million ($51 million or US$37 million after-tax).

[3]	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 12 of the 2023 Consolidated Financial Statements for further details.
[4]

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.

[5]	Capital allocated to the business segment was increased to 11% CET1 Capital effective in the first quarter of the fiscal 2023 compared with 10.5% in the prior year.
[6]

Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.

[7]	For additional information about this metric, refer to the Glossary in the 2023 MD&A.

Quarterly comparison – Q4 2023 vs. Q4 2022

U.S. Retail reported net income for the quarter was $1,280 million (US$946 million), a decrease of $259 million (US$217 million), or 17% (19% in U.S. dollars) compared with the fourth quarter last year. On an adjusted basis, net income for the quarter was $1,280 million (US$946 million), a decrease of $310 million (US$254 million), or 19% (21% in U.S. dollars). Reported net income in the fourth quarter last year included acquisition and integration-related charges for the terminated First Horizon transaction of $67 million (US$50 million) or $51 million (US$37 million) after-tax. The reported and adjusted annualized ROE for the quarter were 12.2%, compared with 15.4% and 15.8%, respectively, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the Bank’s investment in Schwab was $197 million (US$146 million), a decrease of $113 million (US$91 million), or 36% (38% in U.S. dollars), reflecting lower net interest revenue, lower bank deposit account fees, and lower trading revenue as well as higher expenses, partially offset by an increase in asset management and administration fees.

U.S. Retail Bank reported net income was $1,083 million (US$800 million), a decrease of $146 million (US$126 million), or 12% (14% in U.S. dollars), compared with the fourth quarter last year, primarily reflecting higher non-interest expenses, higher PCL, and lower revenue. Reported net income in the fourth quarter last year included acquisition and integration-related charges for the terminated First Horizon transaction. U.S. Retail Bank adjusted net income was

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 12

$1,083 million (US$800 million), a decrease of $197 million (US$163 million), or 15% (17% in U.S. dollars), compared with the fourth quarter last year, reflecting higher non-interest expenses, higher PCL, and lower revenue.

U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Revenue for the quarter was US$2,622 million, a decrease of US$77 million, or 3%, compared with the fourth quarter last year. Net interest income of US$2,178 million, decreased US$42 million, or 2%, driven by lower deposit volumes and lower margin on loans, partially offset by the benefit of higher deposit margins from the rising rate environment and higher loan volumes. Net interest margin of 3.07%, decreased 6 bps, as lower margin on loans was partially offset by positive balance sheet mix. Non-interest income of US$444 million decreased US$35 million, or 7%, compared with the fourth quarter last year, reflecting lower overdraft fees, partially offset by fee income growth from increased customer activity.

Average loan volumes increased US$18 billion, or 10%, compared with the fourth quarter last year. Personal loans increased 12%, reflecting good originations and slower payment rates across portfolios. Business loans increased 9%, reflecting good originations from new customer growth, higher commercial line utilization, and slower payment rates. Average deposit volumes decreased US$44 billion, or 12%, reflecting a 4% decrease in personal deposits, a 5% decrease in business deposits, and a 25% decrease in sweep deposits.

Assets under administration (AUA) were US$37 billion as at October 31, 2023, an increase of US$3 billion, or 9%, compared with the fourth quarter last year, reflecting net asset growth. Assets under Management (AUM) were US$33 billion as at October 31, 2023, flat compared with the fourth quarter last year.

PCL for the quarter was US$213 million, an increase of US$44 million compared with the fourth quarter last year. PCL – impaired was US$227 million, an increase of US$102 million, or 82%, reflecting some normalization of credit performance. PCL – performing was a recovery of US$14 million, compared with a build of US$44 million in the prior year. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, an increase of 6 bps, compared with the fourth quarter last year.

Reported non-interest expenses for the quarter were US$1,520 million, an increase of US$38 million, or 3%, compared with the fourth quarter last year, reflecting higher legal expenses, regulatory expenses and investments, higher employee-related expenses, and higher FDIC assessment fees as a result of an increase to FDIC assessment rates effective January 1, 2023, partially offset by acquisition and integration-related charges for the terminated First Horizon transaction in the fourth quarter last year. On an adjusted basis, excluding acquisition and integration-related charges for the terminated First Horizon transaction in the fourth quarter last year, non-interest expenses increased US$88 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 58.0%, compared with 54.9% and 53.1%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2023 vs. Q3 2023

U.S. Retail reported net income of $1,280 million (US$946 million) decreased $34 million (US$38 million), or 3% (4% in U.S. dollars) compared with the prior quarter. On an adjusted basis, net income for the quarter was $1,280 million (US$946 million), a decrease of $97 million (US$86 million), or 7% (8% in U.S. dollars). Reported net income in the prior quarter included acquisition and integration-related charges for the terminated First Horizon transaction of $84 million (US$63 million) or $63 million (US$48 million) after-tax. The reported and adjusted annualized ROE for the quarter were 12.2%, compared with 12.7% and 13.3%, respectively, in the prior quarter.

The contribution from Schwab of $197 million (US$146 million), increased $6 million (US$4 million), or 3% (3% in U.S. dollars), reflecting higher asset management and administration fees and higher bank deposit account fees, partially offset by lower net interest revenue and lower trading revenue. U.S. Retail Bank reported net income was $1,083 million (US$800 million), a decrease of $40 million (US$42 million), or 4% (5% in U.S. dollars), compared with the prior quarter, reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue. U.S. Retail Bank adjusted net income was $1,083 million (US$800 million), a decrease of $103 million (US$90 million), or 9% (10% in U.S. dollars), reflecting higher non-interest expenses and higher PCL, partially offset by higher revenue. Reported net income in the prior quarter included acquisition and integration-related charges for the terminated First Horizon transaction of $84 million (US$63 million) or $63 million (US$48 million) after-tax.

Revenue decreased US$20 million, or 1%, compared with the prior quarter. Net interest income of US$2,178 million increased US$21 million, or 1%, reflecting higher deposit margins and higher loan volumes, partially offset by lower margin on loans. Net interest margin of 3.07% increased 7 bps quarter over quarter, as higher investment returns from matured tractors and positive balance sheet mix with lower borrowings were partially offset by migration to term deposits and high yield savings as well as modestly lower loan margins. Non-interest income of US$444 million decreased US$41 million, or 8%, reflecting lower deposit-related fees and lower valuation on certain investments.

Average loan volumes increased US$5 billion, or 2%, compared with the prior quarter. Personal loans increased 4%, reflecting good originations and slower payment rates across portfolios. Business loans increased 1%, reflecting good originations from new customer growth, higher commercial line utilization, and slower payment rates. Average deposit volumes were relatively flat compared with the prior quarter reflecting flat personal deposits, a 2% increase in business deposits, and a 3% decline in sweep deposits.

AUA were US$37 billion as at October 31, 2023, an increase of US$1 billion, or 3%, compared with the prior quarter, reflecting net asset growth. AUM were US$33 billion as at October 31, 2023, a decrease of US$4 billion, or 11%, reflecting market depreciation and net asset outflows.

PCL for the quarter was US$213 million, an increase of US$28 million compared with the prior quarter. PCL – impaired was US$227 million, an increase of US$34 million, or 18%, reflecting some further normalization of credit performance in the consumer lending portfolios. PCL – performing was a recovery of US$14 million, compared with a recovery of US$8 million in the prior quarter. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.46%, higher by 5 bps.

Reported non-interest expenses for the quarter were US$1,520 million, an increase of US$18 million, or 1%, reflecting higher legal expenses, regulatory expenses and investments, and higher employee-related expenses, partially offset by acquisition and integration-related charges for the terminated First Horizon transaction in the prior quarter. On an adjusted basis, excluding acquisition and integration-related charges for the terminated First Horizon transaction in the prior quarter, non-interest expenses increased US$81 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 58.0%, compared with 56.9% and 54.5%, respectively, in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 13

TABLE 11:  WEALTH MANAGEMENT AND INSURANCE

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2023	July 31 2023	October 31 2022
Net interest income	$261	$256	$272

Non-interest income	2,603	2,523	2,359
Total revenue	2,864	2,779	2,631
Provision for (recovery of) credit losses – impaired	–	–	–

Provision for (recovery of) credit losses – performing	–	–	–
Total provision for (recovery of) credit losses	–	–	–
Insurance claims and related expenses	1,002	923	723
Non-interest expenses	1,191	1,170	1,208

Provision for (recovery of) income taxes	170	182	184
Net income	$501	$504	$516

Selected volumes and ratios
Return on common equity[1]	36.1%	35.3%	39.5%

Efficiency ratio	41.6	42.1	45.9
Assets under administration (billions of Canadian dollars)[2]	$531	$559	$517

Assets under management (billions of Canadian dollars)	405	421	397

Average number of full-time equivalent staff	15,569	15,892	15,952

[1]	Capital allocated to the business segment was increased to 11% CET1 Capital effective the first quarter of 2023 compared with 10.5% in the prior year.
[2]	Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.

Quarterly comparison – Q4 2023 vs. Q4 2022

Wealth Management and Insurance net income for the quarter was $501 million, a decrease of $15 million, or 3%, compared with the fourth quarter last year, reflecting higher insurance claims and related expenses, partially offset by higher non-interest income. The annualized ROE for the quarter was 36.1%, compared with 39.5%, in the fourth quarter last year.

Revenue for the quarter was $2,864 million, an increase of $233 million, or 9%, compared with the fourth quarter last year. Non-interest income was $2,603 million, an increase of $244 million, or 10%, reflecting higher insurance premiums, an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, and higher fee-based revenue, partially offset by lower transaction revenue in the wealth management business. Net interest income was $261 million, a decrease of $11 million, or 4%, reflecting lower deposit volumes, partially offset by higher deposit margins in the wealth management business, and higher investment income in the insurance business.

AUA were $531 billion as at October 31, 2023, an increase of $14 billion, or 3%, reflecting market appreciation and net asset growth. AUM were $405 billion as at October 31, 2023, an increase of $8 billion, or 2%, compared with last year, reflecting market appreciation, partially offset by mutual fund redemptions.

Insurance claims and related expenses were $1,002 million, an increase of $279 million, or 39%, compared with the fourth quarter last year, reflecting increased claims severity, more severe weather-related events, and the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income.

Non-interest expenses for the quarter were $1,191 million, a decrease of $17 million, or 1%, compared with the fourth quarter last year.

The efficiency ratio for the quarter was 41.6%, compared with 45.9% in the fourth quarter last year.

Quarterly comparison – Q4 2023 vs. Q3 2023

Wealth Management and Insurance net income for the quarter was $501 million, a decrease of $3 million, or 1%, compared with the prior quarter, reflecting higher insurance claims and related expenses, mostly offset by higher insurance revenue. The annualized ROE for the quarter was 36.1%, compared with 35.3%, in the prior quarter.

Revenue increased $85 million, or 3%, compared with the prior quarter. Non-interest income increased $80 million, or 3%, reflecting an increase in the fair value of investments supporting claims liabilities which resulted in a similar increase in insurance claims, higher insurance premiums, and higher fee-based revenue, partially offset by lower transaction revenue in the wealth management business. Net interest income increased $5 million, or 2%, reflecting higher investment income in the insurance business.

AUA decreased $28 billion, or 5%, and AUM decreased $16 billion, or 4%, compared with the prior quarter, both primarily reflecting market depreciation.

Insurance claims and related expenses increased $79 million, or 9%, compared with the prior quarter, reflecting the impact of changes in the discount rate which resulted in a similar increase in the fair value of investments supporting claims liabilities reported in non-interest income, partially offset by more favourable prior years’ claims development.

Non-interest expenses for the quarter increased $21 million, or 2%, compared with the prior quarter.

The efficiency ratio for the quarter was 41.6%, compared with 42.1% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 14

TABLE 12:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2023	July 31 2023	October 31 2022
Net interest income (TEB)	$245	$270	$683

Non-interest income	1,243	1,298	476
Total revenue	1,488	1,568	1,159
Provision for (recovery of) credit losses – impaired	–	10	24

Provision for (recovery of) credit losses – performing	57	15	2
Total provision for (recovery of) credit losses	57	25	26
Non-interest expenses – reported	1,441	1,247	802
Non-interest expenses – adjusted[2,3]	1,244	1,104	784
Provision for (recovery of) income taxes (TEB) – reported	(27)	24	70

Provision for (recovery of) income taxes (TEB) – adjusted[2]	9	62	74
Net income – reported	17	272	261
Net income – adjusted[2]	$178	$377	$275

Selected volumes and ratios
Trading-related revenue (TEB)[4]	$590	$626	$560
Average gross lending portfolio (billions of Canadian dollars)[5]	93.0	93.8	85.0
Return on common equity – reported[6]	0.5%	7.4%	8.2%
Return on common equity – adjusted[2,6]	4.9	10.3	8.6
Efficiency ratio – reported	96.8	79.5	69.2

Efficiency ratio – adjusted[2]	83.6	70.4	67.6

Average number of full-time equivalent staff	7,346	7,233	5,301

[1]	Wholesale Banking results for 2023 include the acquisition of Cowen Inc. effective March 1, 2023.
[2]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[3]

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition – Q4 2023: $197 million ($161 million after-tax), Q3 2023: $143 million ($105 million after-tax), Q4 2022: $18 million ($14 million after-tax).

[4]

Includes net interest income TEB of $61 million (Q3 2023 – $8 million, Q4 2022 – $407 million), and trading income (loss) of $529 million (Q3 2023 – $618 million, Q4 2022 – $153 million). Trading-related revenue (TEB) is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary in the 2023 MD&A, for additional information about this metric.

[5]	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
[6]	Capital allocated to the business segment was increased to 11% CET1 Capital effective in the first quarter of the fiscal 2023 compared with 10.5% in the prior year.

Quarterly comparison – Q4 2023 vs. Q4 2022

Wholesale Banking reported net income for the quarter was $17 million, a decrease of $244 million, or 93%, compared with the fourth quarter last year, primarily reflecting higher non-interest expenses partially offset by higher revenues. On an adjusted basis, net income was $178 million, a decrease of $97 million, or 35%.

Revenue for the quarter, including the acquisition of Cowen Inc., was $1,488 million, an increase of $329 million, or 28%, compared with the fourth quarter last year, primarily reflecting higher equity commissions, advisory fees, equity underwriting fees, and markdowns in certain loan underwriting commitments in the prior year, partially offset by lower equity and foreign exchange trading-related revenue.

PCL for the quarter was $57 million, an increase of $31 million compared with the fourth quarter last year. PCL – impaired was nil. PCL – performing was $57 million, an increase of $55 million. The current quarter performing provisions largely reflect credit migration and volume growth.

Reported non-interest expenses for the quarter were $1,441 million, an increase of $639 million, or 80%, compared with the fourth quarter last year, primarily reflecting the acquisition of Cowen Inc. and acquisition and integration-related costs, continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the impact of foreign exchange translation. On an adjusted basis, excluding acquisition and integration-related costs, non-interest expenses were $1,244 million, an increase of $460 million, or 59%.

Quarterly comparison – Q4 2023 vs. Q3 2023

Wholesale Banking reported net income for the quarter was $17 million, a decrease of $255 million, or 94%, compared with the prior quarter, reflecting higher non-interest expenses and lower revenue. On an adjusted basis, net income was $178 million, a decrease of $199 million, or 53%.

Revenue for the quarter, including the acquisition of Cowen Inc., decreased $80 million, or 5%, compared with the prior quarter, primarily reflecting lower underwriting fees and trading-related revenue.

PCL for the quarter was $57 million, an increase of $32 million compared with the prior quarter. PCL – impaired was nil. PCL – performing was $57 million, an increase of $42 million. The current quarter performing provisions largely reflect credit migration and volume growth.

Reported non-interest expenses for the quarter increased $194 million, or 16%, compared with the prior quarter, primarily reflecting the timing of employee-related costs and acquisition and integration-related costs. On an adjusted basis, excluding acquisition and integration-related costs, non-interest expenses increased $140 million or 13%.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 15

TABLE 13:  CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2023	July 31 2023	October 31 2022

Net income (loss) – reported	$(591)	$(782)	$2,661
Adjustments for items of note
Amortization of acquired intangibles	92	88	57
Acquisition and integration charges related to the Schwab transaction	31	54	18
Share of restructuring charges from investment in Schwab	35	–	–
Restructuring charges	363	–	–
Payment related to the termination of the FHN transaction	–	306	–
Impact from the terminated FHN acquisition-related capital hedging strategy	64	177	(2,319)
Impact of retroactive tax legislation on payment card clearing services	–	57	–
Gain on sale of Schwab shares	–	–	(997)

Less: impact of income taxes	127	82	(570)
Net income (loss) – adjusted[1]	$(133)	$(182)	$(10)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses[2]	$(227)	$(333)	$(187)

Other	94	151	177
Net income (loss) – adjusted[1]	$(133)	$(182)	$(10)

Selected volumes

Average number of full-time equivalent staff	23,491	23,486	21,373

[1]	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
[2]	For additional information about this metric, refer to the Glossary in the 2023 MD&A.

Quarterly comparison – Q4 2023 vs. Q4 2022

Corporate segment’s reported net loss for the quarter was $591 million, compared with net income of $2,661 million in the fourth quarter last year. The year-over-year decrease primarily reflects gains in the prior year from the impact of the terminated First Horizon acquisition-related capital hedging strategy and from the sale of Schwab shares, and restructuring charges in the current quarter. Other items decreased $83 million, primarily reflecting the favourable tax impact of earnings mix and the recognition of unused tax losses in the prior year, partially offset by higher revenue from treasury and balance sheet management activities this quarter. The adjusted net loss for the quarter was $133 million, compared with an adjusted net loss of $10 million in the fourth quarter last year.

Quarterly comparison – Q4 2023 vs. Q3 2023

Corporate segment’s reported net loss for the quarter was $591 million, compared with net loss of $782 million in the prior quarter. The lower net loss quarter-over-quarter primarily reflects the payment related to the termination of the First Horizon transaction in the prior quarter, a lower net loss from the impact of the terminated First Horizon acquisition-related capital hedging strategy in the current quarter and lower net corporate expenses, partially offset by restructuring charges in the current quarter. Net corporate expenses decreased by $106 million, primarily reflecting litigation expenses in the prior quarter. The adjusted net loss for the quarter was $133 million, compared with an adjusted net loss of $182 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31 2023	October 31 2022
ASSETS
Cash and due from banks	$6,721	$8,556
Interest-bearing deposits with banks	98,348	137,294

	105,069	145,850
Trading loans, securities, and other	152,090	143,726
Non-trading financial assets at fair value through profit or loss	7,340	10,946
Derivatives	87,382	103,873
Financial assets designated at fair value through profit or loss	5,818	5,039
Financial assets at fair value through other comprehensive income	69,865	69,675

	322,495	333,259
Debt securities at amortized cost, net of allowance for credit losses	308,016	342,774
Securities purchased under reverse repurchase agreements	204,333	160,167
Loans
Residential mortgages	320,341	293,924
Consumer instalment and other personal	217,554	206,152
Credit card	38,660	36,010
Business and government	326,528	301,389

	903,083	837,475

Allowance for loan losses	(7,136)	(6,432)

Loans, net of allowance for loan losses	895,947	831,043
Other
Customers’ liability under acceptances	17,569	19,733
Investment in Schwab	8,907	8,088
Goodwill	18,602	17,656
Other intangibles	2,771	2,303
Land, buildings, equipment, other depreciable assets, and right-of-use assets	9,434	9,400
Deferred tax assets	3,960	2,193
Amounts receivable from brokers, dealers, and clients	30,416	19,760
Other assets	29,505	25,302

	121,164	104,435
Total assets	$1,957,024	$1,917,528
LIABILITIES
Trading deposits	$30,980	$23,805
Derivatives	71,640	91,133
Securitization liabilities at fair value	14,422	12,612
Financial liabilities designated at fair value through profit or loss	192,130	162,786

	309,172	290,336
Deposits
Personal	626,596	660,838
Banks	31,225	38,263
Business and government	540,369	530,869

	1,198,190	1,229,970
Other
Acceptances	17,569	19,733
Obligations related to securities sold short	44,661	45,505
Obligations related to securities sold under repurchase agreements	166,854	128,024
Securitization liabilities at amortized cost	12,710	15,072
Amounts payable to brokers, dealers, and clients	30,872	25,195
Insurance-related liabilities	7,605	7,468
Other liabilities	47,664	33,552

	327,935	274,549
Subordinated notes and debentures	9,620	11,290
Total liabilities	1,844,917	1,806,145
EQUITY
Shareholders’ Equity
Common shares	25,434	24,363
Preferred shares and other equity instruments	10,853	11,253
Treasury – common shares	(64)	(91)
Treasury – preferred shares and other equity instruments	(65)	(7)
Contributed surplus	155	179
Retained earnings	73,044	73,698
Accumulated other comprehensive income (loss)	2,750	1,988
Total equity	112,107	111,383
Total liabilities and equity	$1,957,024	$1,917,528

[1]	The amounts as at October 31, 2023 and October 31, 2022, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF INCOME[1]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Interest income[2]
Loans	$12,464	$8,637	$44,518	$27,721
Reverse repurchase agreements	2,945	1,156	9,520	1,945
Securities
Interest	5,241	3,419	19,029	7,928
Dividends	548	500	2,289	1,822
Deposits with banks	1,178	987	5,318	1,616

	22,376	14,699	80,674	41,032
Interest expense
Deposits	11,257	5,255	38,351	9,748
Securitization liabilities	253	185	915	573
Subordinated notes and debentures	103	105	436	397
Repurchase agreements and short sales	2,992	1,413	10,083	2,706
Other	277	111	945	255

	14,882	7,069	50,730	13,679
Net interest income	7,494	7,630	29,944	27,353
Non-interest income
Investment and securities services	1,651	1,381	6,420	5,869
Credit fees	472	438	1,796	1,615
Trading income (loss)	750	(219)	2,417	(257)
Service charges	649	719	2,609	2,871
Card services	754	750	2,932	2,890
Insurance revenue	1,491	1,310	5,671	5,380

Other income (loss)	(140)	3,554	(1,297)	3,311

	5,627	7,933	20,548	21,679
Total revenue	13,121	15,563	50,492	49,032
Provision for (recovery of) credit losses	878	617	2,933	1,067
Insurance claims and related expenses	1,002	723	3,705	2,900
Non-interest expenses
Salaries and employee benefits	4,107	3,507	15,753	13,394
Occupancy, including depreciation	460	433	1,799	1,660
Technology and equipment, including depreciation	620	521	2,308	1,902
Amortization of other intangibles	185	147	672	599
Communication and marketing	418	403	1,452	1,355
Restructuring charges	363	–	363	–
Brokerage-related and sub-advisory fees	128	97	456	408
Professional, advisory and outside services	703	692	2,490	2,190
Other	899	745	5,475	3,133

	7,883	6,545	30,768	24,641
Income before income taxes and share of net income from investment in Schwab	3,358	7,678	13,086	20,424
Provision for (recovery of) income taxes	628	1,297	3,168	3,986
Share of net income from investment in Schwab	156	290	864	991
Net income	2,886	6,671	10,782	17,429
Preferred dividends and distributions on other equity instruments	196	107	563	259
Net income available to common shareholders	$2,690	$6,564	$10,219	$17,170
Earnings per share (Canadian dollars)
Basic	$1.49	$3.62	$5.61	$9.48
Diluted	1.49	3.62	5.60	9.47
Dividends per common share (Canadian dollars)	0.96	0.89	3.84	3.56

[1]

The amounts for the three months ended October 31, 2023, and October 31, 2022, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2023 and October 31, 2022, have been derived from the audited financial statements.

[2]

Includes $19,983 million and $72,403 million, for the three and twelve months ended October 31, 2023, respectively (three and twelve months ended October 31, 2022 – $13,358 million and $37,105 million, respectively) which have been calculated based on the effective interest rate method.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Net income	$2,886	$6,671	$10,782	$17,429
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/ (loss)	(295)	(269)	96	(1,343)
Reclassification to earnings of net loss /(gain)	1	7	(9)	2
Changes in allowance for credit losses recognized in earnings	1	(2)	–	(5)
Income taxes relating to:
Change in unrealized gain/(loss)	72	63	(32)	360

Reclassification to earnings of net loss/(gain)	1	–	8	–

	(220)	(201)	63	(986)
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	5,740	5,871	2,233	9,230
Reclassification to earnings of net loss /(gain)	–	50	11	50
Net gain/(loss) on hedges	(3,565)	(2,084)	(1,821)	(3,271)
Reclassification to earnings of net loss /(gain) on hedges	–	(68)	(15)	(68)
Income taxes relating to:
Net gain/(loss) on hedges	987	548	217	859

Reclassification to earnings of net loss /(gain) on hedges	–	18	4	18

	3,162	4,335	629	6,818
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	991	(1,485)	(78)	(6,179)
Reclassification to earnings of loss/(gain)	(1,583)	(3,600)	238	(4,100)
Income taxes relating to:
Change in gain/(loss)	(251)	419	137	1,660

Reclassification to earnings of loss/(gain)	451	890	(52)	972

	(392)	(3,776)	245	(7,647)

Share of other comprehensive income (loss) from investment in Schwab	(385)	(721)	91	(3,200)
Items that will not be subsequently reclassified to net income
Remeasurement gain/(loss) on employee benefit plans
Gain/(loss)	(7)	(399)	(95)	1,105

Income taxes	1	105	9	(290)

	(6)	(294)	(86)	815
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	(194)	(62)	(204)	(214)

Income taxes	53	16	54	56

	(141)	(46)	(150)	(158)
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	(12)	52	(158)	87

Income taxes	3	(14)	42	(23)

	(9)	38	(116)	64
Total other comprehensive income (loss)	2,009	(665)	676	(4,294)
Total comprehensive income (loss)	$4,895	$6,006	$11,458	$13,135
Attributable to:
Common shareholders	$4,699	$5,899	$10,895	$12,876

Preferred shareholders and other equity instrument holders	196	107	563	259

[1]

The amounts for the three months ended October 31, 2023, and October 31, 2022, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2023 and October 31, 2022, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 19

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Common shares
Balance at beginning of period	$25,833	$23,744	$24,363	$23,066
Proceeds from shares issued on exercise of stock options	6	23	83	120
Shares issued as a result of dividend reinvestment plan	127	596	1,720	1,442

Purchase of shares for cancellation and other	(532)	–	(732)	(265)

Balance at end of period	25,434	24,363	25,434	24,363
Preferred shares and other equity instruments
Balance at beginning of period	11,253	7,350	11,253	5,700
Issue of shares and other equity instruments	–	3,903	–	5,553

Redemption of shares and other equity instruments	(400)	–	(400)	–

Balance at end of period	10,853	11,253	10,853	11,253
Treasury – common shares
Balance at beginning of period	–	(104)	(91)	(152)
Purchase of shares	(1,943)	(2,721)	(7,959)	(10,852)

Sale of shares	1,879	2,734	7,986	10,913

Balance at end of period	(64)	(91)	(64)	(91)
Treasury – preferred shares and other equity instruments
Balance at beginning of period	(11)	(16)	(7)	(10)
Purchase of shares and other equity instruments	(218)	(113)	(590)	(255)

Sale of shares and other equity instruments	164	122	532	258

Balance at end of period	(65)	(7)	(65)	(7)
Contributed surplus
Balance at beginning of period	195	169	179	173
Net premium (discount) on sale of treasury instruments	(39)	(19)	(21)	(3)
Issuance of stock options, net of options exercised	6	2	27	18

Other	(7)	27	(30)	(9)

Balance at end of period	155	179	155	179
Retained earnings
Balance at beginning of period	74,659	69,090	73,698	63,944
Net income attributable to equity instrument holders	2,886	6,671	10,782	17,429
Common dividends	(1,724)	(1,613)	(6,982)	(6,442)
Preferred dividends and distributions on other equity instruments	(196)	(107)	(563)	(259)
Share and other equity instrument issue expenses	–	(19)	–	(24)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments	(2,572)	–	(3,553)	(1,930)
Remeasurement gain/(loss) on employee benefit plans	(6)	(294)	(86)	815

Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(3)	(30)	(252)	165

Balance at end of period	73,044	73,698	73,044	73,698
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	(193)	(275)	(476)	510
Other comprehensive income (loss)	(221)	(199)	63	(981)

Allowance for credit losses	1	(2)	–	(5)

Balance at end of period	(413)	(476)	(413)	(476)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	14	69	23	181
Other comprehensive income (loss)	(144)	(76)	(402)	7

Reclassification of loss/(gain) to retained earnings	3	30	252	(165)

Balance at end of period	(127)	23	(127)	23
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	(29)	40	78	14

Other comprehensive income (loss)	(9)	38	(116)	64

Balance at end of period	(38)	78	(38)	78
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	9,515	7,713	12,048	5,230

Other comprehensive income (loss)	3,162	4,335	629	6,818

Balance at end of period	12,677	12,048	12,677	12,048
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(5,080)	(1,941)	(5,717)	1,930

Other comprehensive income (loss)	(392)	(3,776)	245	(7,647)

Balance at end of period	(5,472)	(5,717)	(5,472)	(5,717)
Share of accumulated other comprehensive income (loss) from Investment in Schwab	(3,877)	(3,968)	(3,877)	(3,968)
Total accumulated other comprehensive income	2,750	1,988	2,750	1,988
Total equity	$112,107	$111,383	$112,107	$111,383

[1]

The amounts for the three months ended October 31, 2023, and October 31, 2022, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2023 and October 31, 2022, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 20

CONSOLIDATED STATEMENT OF CASH FLOWS[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2023	October 31 2022	October 31 2023	October 31 2022
Cash flows from (used in) operating activities
Net income	$2,886	$6,671	$10,782	$17,429
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses	878	617	2,933	1,067
Depreciation	320	316	1,239	1,167
Amortization of other intangibles	185	147	672	599
Net securities loss/(gain)	–	(8)	48	(60)
Share of net income from investment in Schwab	(156)	(290)	(864)	(991)
Gain on sale of Schwab shares	–	(997)	–	(997)
Deferred taxes	(250)	469	(1,256)	502
Changes in operating assets and liabilities
Interest receivable and payable	297	(150)	812	(412)
Securities sold under repurchase agreements	3,144	1,078	36,832	(16,073)
Securities purchased under reverse repurchase agreements	(2,816)	1,108	(41,873)	7,117
Securities sold short	(493)	(4,563)	(2,722)	3,121
Trading loans, securities, and other	6,515	4,407	(5,332)	3,864
Loans net of securitization and sales	(29,001)	(40,791)	(67,766)	(109,463)
Deposits	41,350	33,435	(25,487)	105,759
Derivatives	(7,802)	(9,817)	(2,341)	(15,435)
Non-trading financial assets at fair value through profit or loss	529	480	3,897	(1,556)
Financial assets and liabilities designated at fair value through profit or loss	8,565	22,697	28,565	48,323
Securitization liabilities	(801)	(215)	(552)	(1,083)
Current taxes	(1,150)	(1,121)	1,228	(4,100)
Brokers, dealers and clients amounts receivable and payable	3,367	2,165	(5,128)	8,799
Other, including unrealized foreign currency translation loss/(gain)	(11,049)	(13,047)	1,011	(8,628)
Net cash from (used in) operating activities	14,518	2,591	(65,302)	38,949
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(1,751)	(42)	(1,716)	6
Common shares issued, net	5	21	74	108
Repurchase of common shares	(3,104)	–	(4,285)	(2,195)
Preferred shares and other equity instruments issued	–	3,884	–	5,529
Redemption of preferred shares and other equity instruments	(400)	–	(400)	(1,000)
Sale of treasury shares and other equity instruments	2,004	2,837	8,497	11,168
Purchase of treasury shares and other equity instruments	(2,161)	(2,834)	(8,549)	(11,107)
Dividends paid on shares and distributions paid on other equity instruments	(1,793)	(2,156)	(5,825)	(6,665)
Repayment of lease liabilities	(163)	(185)	(643)	(663)
Net cash from (used in) financing activities	(7,363)	1,525	(12,847)	(4,819)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(13,048)	(532)	41,446	30,455
Activities in financial assets at fair value through other comprehensive income
Purchases	(4,291)	(7,079)	(24,336)	(31,135)
Proceeds from maturities	3,884	8,002	17,893	33,158
Proceeds from sales	1,029	1,540	5,838	6,723
Activities in debt securities at amortized cost
Purchases	(5,136)	(30,848)	(26,987)	(149,560)
Proceeds from maturities	9,966	20,250	52,819	68,719
Proceeds from sales	46	5,160	12,021	8,720
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(554)	(461)	(1,844)	(1,454)
Net cash acquired from (paid for) divestitures and acquisitions	–	2,479	(624)	2,479
Net cash from (used in) investing activities	(8,104)	(1,489)	76,226	(31,895)
Effect of exchange rate changes on cash and due from banks	250	255	88	390
Net increase (decrease) in cash and due from banks	(699)	2,882	(1,835)	2,625
Cash and due from banks at beginning of period	7,420	5,674	8,556	5,931
Cash and due from banks at end of period	$6,721	$8,556	$6,721	$8,556
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$1,036	$301	$3,036	$4,404
Amount of interest paid during the period	14,193	6,428	48,179	12,523
Amount of interest received during the period	21,436	13,408	76,646	37,642
Amount of dividends received during the period	513	281	2,247	1,792

[1]

The amounts for the three months ended October 31, 2023, and October 31, 2022, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2023 and October 31, 2022, have been derived from the audited financial statements.

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under four key business segments: Canadian Personal and Commercial Banking, which includes the results of the Canadian personal and commercial banking businesses, and TD Auto Finance Canada; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; Wealth Management and Insurance; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 21

Results for these segments for the years ended October 31, 2023 and October 31, 2022 are presented in the following tables.

Results by Business Segment[1,2]

(millions of Canadian dollars)
	Canadian Personal and Commercial Banking		U.S. Retail		Wealth Management and Insurance		Wholesale Banking[3]		Corporate[3]		Total

			For the three months ended October 31

	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$3,705	$3,388	$2,955	$2,957	$261	$272	$245	$683	$328	$330	$7,494	$7,630
Non-interest income (loss)	1,049	1,066	603	638	2,603	2,359	1,243	476	129	3,394	5,627	7,933
Total revenue	4,754	4,454	3,558	3,595	2,864	2,631	1,488	1,159	457	3,724	13,121	15,563
Provision for (recovery of) credit losses	390	229	289	225	–	–	57	26	142	137	878	617
Insurance claims and related expenses	–	–	–	–	1,002	723	–	–	–	–	1,002	723
Non-interest expenses	2,039	1,921	2,066	1,976	1,191	1,208	1,441	802	1,146	638	7,883	6,545
Income (loss) before income taxes and share of net income from investment in Schwab	2,325	2,304	1,203	1,394	671	700	(10)	331	(831)	2,949	3,358	7,678
Provision for (recovery of) income taxes	646	610	120	165	170	184	(27)	70	(281)	268	628	1,297
Share of net income from investment in Schwab[4,5]	–	–	197	310	–	–	–	–	(41)	(20)	156	290
Net income (loss)	$1,679	$1,694	$1,280	$1,539	$501	$516	$17	$261	$(591)	$2,661	$2,886	$6,671

			For the twelve months ended October 31

	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Net interest income (loss)	$14,192	$12,396	$12,037	$9,604	$1,056	$945	$1,538	$2,937	$1,121	$1,471	$29,944	$27,353
Non-interest income (loss)	4,125	4,190	2,405	2,821	10,224	9,915	4,280	1,894	(486)	2,859	20,548	21,679
Total revenue	18,317	16,586	14,442	12,425	11,280	10,860	5,818	4,831	635	4,330	50,492	49,032
Provision for (recovery of) credit losses	1,343	491	928	335	1	1	126	37	535	203	2,933	1,067
Insurance claims and related expenses	–	–	–	–	3,705	2,900	–	–	–	–	3,705	2,900
Non-interest expenses	7,700	7,176	8,191	6,920	4,709	4,711	4,760	3,033	5,408	2,801	30,768	24,641
Income (loss) before income taxes and share of net income from investment in Schwab	9,274	8,919	5,323	5,170	2,865	3,248	932	1,761	(5,308)	1,326	13,086	20,424
Provision for (recovery of) income taxes	2,586	2,361	667	625	747	853	162	436	(994)	(289)	3,168	3,986
Share of net income from investment in Schwab[4,5]	–	–	939	1,075	–	–	–	–	(75)	(84)	864	991
Net income (loss)	$6,688	$6,558	$5,595	$5,620	$2,118	$2,395	$770	$1,325	$(4,389)	$1,531	$10,782	$17,429

Total Assets by Business Segment[6]

(millions of Canadian dollars)
	Canadian Personal and Commercial Baking	U.S. Retail	Wealth Management and Insurance	Wholesale Banking	Corporate	Total

		As at October 31, 2023
Total assets	$ 560,303	$561,189	$ 23,574	$673,398	$138,560	$1,957,024

		As at October 31, 2022
Total assets	$ 526,374	$585,297	$ 23,721	$635,094	$147,042	$1,917,528

[1]

The amounts for the three months ended October 31, 2023 and October 31, 2022 have been derived from the unaudited financial statements. The amounts for the twelve months ended October 31, 2023 and October 31, 2022 have been derived from the audited financial statements.

[2]

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[3]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[4]

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, and the Bank’s share of Schwab’s restructuring charges are recorded in the Corporate segment.

[5]	The Bank’s share of Schwab’s earnings is reported with a one month lag. Refer to Note 12 of the 2023 Consolidated Financial Statements for further details.
[6]	Total assets as at October 31, 2023 and October 31, 2022 have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 22

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

TSX Trust Company

301-100 Adelaide Street West

Toronto, ON M5H 4H1
1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or

http://www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States

Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare Trust Company, N.A.
P.O. Box 43006

Providence, RI 02940-3006

or

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610 www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s Annual Report on Form 40-F for fiscal 2023 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F for fiscal 2023 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 23

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2023 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Media contacts: https://stories.td.com/media-contacts

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on November 30, 2023. The call will be available live via TD’s website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank’s financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor on December 1, 2023 before 1:30 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on November 30, 2023, until 11:59 p.m. ET on December 15, 2023 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 7300743#.

Annual Meeting

Thursday, April 18, 2024

Toronto, Ontario

Record Date for Notice and Voting:

February 20, 2024

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Brooke Hales, Vice President, Investor Relations, 416-307-8647

Elizabeth Goldenshtein, Senior Manager, Corporate Communications, 416-994-4124

TD BANK GROUP • FOURTH QUARTER 2023 • EARNINGS NEWS RELEASE	Page 24